

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2019

Lee Arnold
President and CEO
Circle of Wealth Fund III LLC
701 E. Front Ave.
Floor 2
Coeur D'Alene, ID 83814

> **Re: Circle of Wealth Fund III LLC**
> **Offering Statement on Form 1-A**
> **Filed February 14, 2019**
> **File No. 024-10948**

Dear Mr. Arnold:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed February 14, 2019

General

1.   You state on page 14 that your "Manager reserves the sole right . . . to adjust the price to purchase additional Membership Interests, at any time and for any reason (or no reason) and thereby require either a higher or lesser amount." This language gives the impression that the price of the offering may change after qualification otherwise than pursuant to a preset formula. Accordingly, it appears that you intend to conduct the offering on a delayed basis. Please tell us if you intend to rely on Rule 251(d)(3)(i)(F), and if so, tell us why you believe this should be considered a continuous offering.

2.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share redemption program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To

the extent you have questions about the tender offer rules, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

3. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

4. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

5. Please also be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your Manager.

6. We note that you are a limited liability company that intends to make, fund, originate, refinance, purchase, sell and otherwise acquire loans, and that you have not yet identified any mortgage loans to acquire with the net proceeds of this offering. We also your disclosure on page 47 that the Manager currently manages two similar programs. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5, including any relevant prior performance disclosure, or tell us why such disclosure is not appropriate.

7. We note section 8.3 of your operating agreement and section 6(c) of your subscription agreement regarding "binding arbitration." With a view toward disclosure, please tell us if you intend arbitration to be the exclusive means of resolving disputes. Please revise your offering statement to describe the arbitration provisions and add risk factor disclosure regarding how these provisions will impact holders of your Membership Interests. Please also address the reasons for adopting the provisions and any question as to enforceability of the provisions under federal and state law. In addition, please revise to:

    • Describe specifically the basis for your belief that these provisions are enforceable under federal and state law;
    • Clarify whether the provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;
    • To the extent the arbitration provisions apply to federal securities law claims, please revise the disclosure, operating agreement, and subscription agreement to state that by agreeing to the arbitration provision, investors will not be deemed to have waived the

company's compliance with the federal securities laws.

Cover Page

8.   You state that you reserve the right to engage broker-dealers in the future, and that investors may need to pay commissions up to 8%. Please tell us how you intend to notify potential investors and update your offering circular for this change. Please also revise your disclosure to clarify how this change may impact the price per share paid by investors.

9.   You state on page 2 that "the acceptance of Investor subscriptions, may be briefly paused at times to allow the Company to effectively and accurately process and settle subscriptions that have been received." Please provide us with more information as to how these pauses will work in conjunction with this offering. For example, provide us with more detail regarding the mechanics of your offering, including a discussion of what factors will go into deciding when to pause acceptance of Investor subscriptions and what rights investors may have after remitting payment, but prior to settlement. Finally, please tell us how these pauses are appropriate under Rule 251(d)(3)(i)(F) of Regulation A.

10.   Please clearly state the per share offering price of the securities for the duration of the offering. See Item 501(b)(3) of Regulation S-K.

11.   Please revise your cover page to provide disclosure regarding the shares to be offered pursuant to your dividend reinvestment plan. Please refer to Item 501 of Regulation S-K.

12.   Please revise to specify the date upon which the offering will terminate.

Summary of the Offering, page 8

13.   We note your disclosure on page 10 and throughout that your Manager will operate under "fictitious" business names. Please clarify the relationships among your Manager, the fictitious entities, and you, and discuss any risks posed by the Manager operating under these fictitious business names.

14.   One page 8, you state that "Members will not have any voting, consent or management rights relating to the managers and operation of the Company." However, you also state on page 58 that "Members will have very limited voting rights," "based upon the number of Membership Interests each Member owns." Please revise your disclosure to resolve this apparent discrepancy.

Terms of the Offering
The Platform, page 15

15.   We note that you intend to use your website for investors to purchase securities in this offering. The website address provided in this filing does not appear to be a live site. Please tell us the timeline for your website's implementation.

Member Withdrawals, page 18

16.   Please provide more information regarding your share redemption program including the price at which you will redeem Member Interests and how you will calculate your net asset value.

Lending Standards and Policies
Loan Programs, page 23

17.   We note your disclosure on page 23 that "[t]he company may make Loans to real estate investors who have attended and/or are part of the Arnold Program and need financing to make investments in real estate," and on page 24 that "[t]he Arnold Programs are for borrowers who have built reputational collateral with the Manager . . . ." Please clarify whether your Manager plans to give Arnold Program participants preferential treatment when considering them for loans, and if so, please include risk factor disclosure in which you discuss the risks that this business model poses for investors.

Key Personnel, page 30

18.   Please expand the biographical information of the Manager's officers and directors to disclose the dates of employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please also provide this information to the extent you include employment disclosure beyond the last five years.

Security Ownership of Management and Certain Securityholders, page 30

19.   Please provide the information required by Item 403 of Regulation S-K.

Manager's Compensation, page 32

20.   You state on page 33 that "[t]he Manager . . . will be entitled to a fee for servicing the Loans" and "this fee may vary from loan to loan." With respect to the Loan Servicing Fee, please clarify what services the Manager is being paid for and provide more detail regarding how the fee may vary from loan to loan.

21.   Please revise your disclosure to illustrate how the fees described in the table on pages 32-35 may be calculated. Please refer to Item 4.C of Industry Guide 5.

22.   We note your disclosure that the company will not directly pay any compensation to the officers of the Manager. Please also revise to specifically disclose whether you will reimburse your Manager for salaries and benefits to be paid to the Manager's directors and executive officers.

Risk Factors
There may be Investment Company Act Risks …, page 38

23.   We note your statement on page 39 that the Company has been advised by Geraci Law
Firm that the Offering is exempt under the 1940 Act and that the 3(c)(5) exemptions
apply. Please tell us what consideration you have given naming the Geraci Law Firm as
an expert and including their consent. Alternative, please revise your disclosure to
remove this statement.

Conflicts of Interest
Conflicts of Interest arising from doing business with Affiliates, page 47

24.   We note your disclosure that "[your] Manager currently manages two separate offerings of
membership interests, similar to this Offering." Please revise to disclose the size of
competing funds and how investment opportunities will be allocated among your and
competing funds.

Part III - Exhibit List, page 62

25.   We note that the Company intends to engage CrowdEngine, Inc., PrimeTrust LLC, and
other third party service providers to perform various investor-related services. Please
include these arrangements as exhibits to the offering circular to the extent the
arrangements are material contracts. See the exhibit requirements in Part III of Form 1-
A.

26.   We note your reference to "Exhibit F" on page 26 but are unable to find such exhibit.
Please include the exhibit referenced or remove the reference to such an exhibit.

We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
qualification.

We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
of Regulation A requires you to file periodic and current reports, including a Form 1-K which
will be due within 120 calendar days after the end of the fiscal year covered by the report.

Lee Arnold
Circle of Wealth Fund III LLC
March 13, 2019
Page 6

You may contact William Demarest, Staff Accountant, at 202-551-3432 or Kristina Marrone, Staff Accountant, at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 or Sonia Barros, Assistant Director, at 202-551-3655 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities